UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated August 31, 2021

Commission File Number: 001-38018

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Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

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N/A

(Translation of Registrant's Name)

Level 7, 420 King William Street

Adelaide SA 5000

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

Appointment of Director

Ms. Dan LI

Effective as of August 31, 2021, the Board appointed Dan LI ("Ms. Li") as the independent member of the Board as well as a member of the Audit Committee and a member of the Nomination and Remuneration Committee. Ms. Li meets the Nasdaq Stock Market independence requirements as well as additional independence requirements under U.S. securities laws for membership on the Audit Committee.

Ms. Li currently is the vice president of enterprise operations for RD International Holdings Limited, an investment company providing investment and financial consulting services and selling of financial products to retail customers. Prior to this, from 2007 to 2012, Ms. Li was the corporate investment manager and senior investment analyst for a large financial group in Australia, focusing on investments in the securities market. Ms. Li holds degrees in International Business from Monash University and the Australia Institute of Business and Technology, both institutions are based in Australia.

Ms. Li does not have a family relationship with any other director or officer of the Company as defined in Item 401 of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 31, 2021

Integrated Media Technology Limited

By:	/s/ Xiaodong Zhang
Name:	Xiaodong Zhang
Title:	Chief Executive Officer